SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

(AMENDMENT NO. 21)

BlackRock, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247X101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 09247X101	Page 1 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 34,411,576
	6)	Shared Voting Power 2,862
	7)	Sole Dispositive Power 34,398,127
	8)	Shared Dispositive Power 10,220
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,438,549
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 21.48
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 09247X101	Page 2 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 34,411,576
	6)	Shared Voting Power 2,862
	7)	Sole Dispositive Power 34,398,127
	8)	Shared Dispositive Power 10,220
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,438,549
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 21.48
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 09247X101	Page 3 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 455,334
	6)	Shared Voting Power 2,862
	7)	Sole Dispositive Power 441,885
	8)	Shared Dispositive Power 10,220
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 482,307
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.30
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 09247X101	Page 4 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 809
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 809
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 809
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 09247X101	Page 5 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 2,862
	7)	Sole Dispositive Power 2,862
	8)	Shared Dispositive Power 11
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,873
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BD

Page 6 of 8 Pages

ITEM 1(a) - NAME OF ISSUER:

BlackRock, Inc.

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

55 East 52nd Street

New York, New York 10055

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National

Association; PNC Capital Advisors, LLC; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Capital Advisors, LLC – 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Investments LLC – 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. – Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC – Delaware

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e) - CUSIP NUMBER:

09247X101

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 7 of 8 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2017:

(a) Amount Beneficially Owned:	34,438,549 shares

(b) Percent of Class:	21.48

(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	34,411,576
(ii) shared power to vote or to direct the vote	2,862
(iii) sole power to dispose or to direct the disposition of	34,398,127
(iv) shared power to dispose or to direct the disposition of	10,220

Of the total shares of common stock reported herein, 478,625 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total shares of common stock reported herein, 809 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity for clients.

Of the total shares of common stock reported herein, 2,873 shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

PNC Bancorp, Inc. has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock. PNC Bancorp, Inc. holds 33,956,242 shares of common stock of the issuer, which is 21.18% of the class.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Investments LLC – BD (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

Page 8 of 8 Pages

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2018		February 2, 2018
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Gregory H. Kozich
Signature - The PNC Financial Services Group, Inc.		Signature -PNC Bank, National Association
Gregory H. Kozich, Senior Vice President & Controller		Gregory H. Kozich, Executive Vice President & Controller
Name & Title		Name & Title

February 2, 2018		February 2, 2018
Date		Date

By:	/s/ Bruce H. Colbourn	By:	/s/ Mark G. McGlone
Signature - PNC Bancorp, Inc.		Signature - PNC Capital Advisors, LLC
Bruce H. Colbourn, Chairman		Mark G. McGlone, President
Name & Title		Name & Title

February 2, 2018
Date

By:	/s/ Richard R. Guerrini
Signature - PNC Investments LLC
Richard R. Guerrini, President & CEO
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED